SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

BURNS INTERNATIONAL SERVICES CORPORATION
(Name of Subject Company)

BURNS INTERNATIONAL SERVICES CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

122374101
(CUSIP Number of Class of Securities)

Robert E.T. Lackey
General Counsel
Burns International Services Corporation
200 South Michigan Avenue
Chicago, Illinois 60604
(312) 322-8500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

COPY TO:

Peter R. Douglas
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York   10017
(212) 450-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Items 1-8.
N/A
Item 9. Exhibits.
Exhibit No. (a)(1)	Description Transcript of Analyst/Investor Call of Burns International Services Corporation on August 3, 2000.
Exhibit (a)(1)
Analyst/Investor Call Thursday, August 03, 2000 11:00a CDT

Thank you for standing by and welcome to the Burns International conference call, at this time, all lines are in the listen only mode. Later there will be a question & answer session, instructions will be given at that time. If you should require assistance during the call, please press * O and as a reminder this conference call is being recorded. And, at this time I'd like to turn this call over to our host -- Anne Ireland.

Ireland -- Good morning and thank you for joining us.  Speaking for the company today will be John Edwardson, Chairman and CEO, Bob Lackey and General Counsel is also joining us.  The tender offer described in this announcement has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Burns common stock.  At the time Securitas commences its offer, it will file a tender offer statement with the Securities and Exchange Commission, and Burns will file a solicitation/recommendation statement with respect to the offer.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement will be made available to all shareholders of Burns, at no expense to them.  The tender offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the solicitation/recommendation statement will also be available for free at the SECs website at www.sec.gov.  These documents may also be obtained for free (when available) from Mackenzie Partners, Inc., the information agent for the offer, by calling toll-free 800-322-2885.

After prepared comments by John Edwardson, we will open the lines for questions.
John Edwardson Comments:
Good morning, good afternoon or good evening depending upon your time zone.
I'm sure each of you has seen today's press release regarding the proposed acquisition of Burns by Securitas and has read it thoroughly.

As you know, Securitas is a Stockholm, Sweden based company that has been expanding rapidly over the past several years.  They purchased Pinkerton in the US early last year followed by two large regional companies, APS and First Security as well.

The acquisition of Burns would strengthen Securitas' position as the world's largest security company. Including Burns, Securitas would have operations in more than 30 countries and over 210,000 employees.  Worldwide revenue would total approximately US $5.3 billion, US $2.8 billion coming from U.S. operations.

I am pleased about this transaction for several reasons.  First, it provides our customers access to the largest security provider in the world.  Second, it opens up additional career opportunities for our employees.  And third and certainly not least, it provides exceptional opportunity and value to our shareholders.

As you know, our stock is up approximately 23 percent year-to-date and up over 60 percent from our 52-week low.   We have been showing significant momentum and improvement in our stock price.  In addition, we have shown strong sales growth as a company with revenue for our core industrial business growing 8.9 percent year-to-date, double the growth rate we had this time last year.

Despite this improvement in revenue growth, our stock has remained significantly underpriced, with a Price Earnings multiple of 10.4 times projected 2000 earnings.  The market has not been fully recognizing our value, which gave Securitas the opportunity to step in and do so.

Although I am pleased about the transaction, I must admit that personally, I have had mixed emotions.

I came here a year and a half ago, and encountered a few more issues than I had initially expected.  Now that we have those issues behind us, I was looking forward to growing both the business and its profitability.  Nonetheless, as I stated earlier, I believe this will prove to be an exceptional opportunity for the employees of our company and will offer unparalleled access to the best security services in the world for our customers.  This transaction is in the best interests of all of our various constituents, and the Burns Board of Directors is in full support.  At the time the transaction is completed, I will resign as chairman and chief executive officer of the company, but will stay for several months to assist in the transition process. Within the next two business days, we will file documents related to Hart-Scott-Rodino issues that we may be facing.  We anticipate that the transaction will be completed by the end of September at the latest.

With that as a formal statement, I'll be happy to entertain any questions that you may have.
Questions & Answers:

Jeff Kessler (Lehman Bros.)-- Thank you, John first I want to congratulate you on the great job that you've done at Burns over the last 1 ½ years and I just wish that US investors would value service companies in the same light as the European investors are valuing their service companies over there - maybe these type of things wouldn't have to happen, these under valuations.  In any event, the question I have to ask you is when I take a look at my list, the report I put out last year on these guard companies, looking at the various market shares that the guard companies have out there, the question I have is that I estimate that probably the combination gets Securitas to about 10% in Europe, 10% in the US, I may be off by a little bit, the real question is are the companies right below you that will remain, like Guardsmark and US Security Associates, will they have enough national scope to be able to offer competition for accounts, so that any regulatory authorities will take a look at them and say there is competition out there.  I do realize that the market is fragmented, I'm just wondering, my question has to do with whether or not your biggest competitors have the heft to give the regulators the confidence that they can compete.

John Edwardson -- Jeff, first thanks for your compliment and I agree with you completely on the valuation of service companies, and that was obviously an issue we were facing here.  We already have good, stiff competition from competitors like Guardsmark.  Many of the big regionals have the ability to bid on national accounts in most of the big US cities. There are even some groups that jointly bid together, there are consortiums of some of the smaller regional companies that bid on national accounts jointly.  So, there is plenty of competition and the analysis that we have seen, that we have gone through, doesn't indicate that there is an issue.

Jeff Kessler -- Freedonia estimates a worldwide market of about $33 billion for the guard & investigation business. There are other firms that are estimating a bit less. Do you anticipate that the regulatory fellows will be looking at those type of studies?  I'm just trying to get down to a competition type of situation.  Clearly, if there is anything that one has to think about, is that issue here.

John -- Freedonia is probably the best source for that information, at least in this country.  And, really the only places we're looking and the only filings that we are required to make are here in this country.  We don't have any that we are required to make in Europe.   And if you try to look at the markets, Jeff, the way that we've analyzed them for our purposes, and not for this issue but for running the business.  We have about 10% of the US market.  Pinkerton's with its recent acquisition has  about 10% but if you look at the security market of the US, about 60% of that market is outsourced currently.   So together we have just a little over 20% of that market, but another 40% of the market is still done by corporations or other institutions with their own people.   So, if you look at that market we're closer to 15-16%, and obviously, as you all know, we compete with electronic security, and that market is even bigger than the physical security market, both that which is done in house and that which is outsourced.   If you look at the numbers here, there is a big market.   In addition, we believe there are somewhere around 7000 companies in the US that provide physical security, and as you know, there are no barriers to entry.  It is a very open, competitive market.

Jeff Kessler -- One quick and final question. In the UK, both Pinkerton, you and Securitas, have businesses, do you know what your market share there is?

John -- The market share in the UK will be less than it is here.  I believe we are number six and they are number seven in the UK market, but the first three players are much bigger than the second three.

Jeff Kessler -- Thank you very much and once again, congratulations on a great job.
John - thank you, Jeff

Scott Scher  - (Cramer,Rosenthal) -- John, all my questions were just asked, but certainly I've got to chime in and say congratulations and I'll give you a call offline to say congratulations, again and again.  Thank you and great job.

John -- you're welcome, Scott.

Bryan Long  -- (Chesapeake Partners) -- Hi, I have a couple of questions for you -- are there any regulatory approvals other than Hart-Scott that you need, and on timing you mentioned by the end of September, is this just a twenty day tender timeline, or is there something else that I'm missing that will extend the timing to the end of September.

John -- First, there are no other regulatory approvals that we need other than FTC, with respect to the timeline we will be asking for expedited approval, which could mean, if we get it, as short as a 15-20 day period.  But it could be, the FTC could take as long as 30 or even 45 days if they want to.  That's why we're just saying that we think it will close on or before the end of September.  But we are hoping and have good reason to believe that it will be much quicker.

Bryan Long- Is the financing a condition to the deal or is that fully committed?
John -- the deal is fully committed and not subject to financing.
Bryan Long, thank you very much and congratulations.
John -- you're welcome.

Brett Patleski-- (Tiedemann) Hi, congratulations.   Is all due diligence complete, and just getting back to the anti-trust, do you guys expect a second request or what do you assign for probability that you would get a second request for Hart Scott?

John -- there were two questions "is due diligence complete?" The answer is yes, and painfully so.  It was a very good due diligence by Securitas.  With respect to the second question, we aren't in the business of making guesstaments or estimates of a probability  of a second request.

Brett Patleski -  Just in terms of  a regional basis though, like are there any regions where at a particular local market, where you have a high market share, what's the range of market shares by region.

John -- We in the process of completing the filing and until we do, we think it's best not to disclose any of those numbers at this point in time.
Brett Patleski -- Is it safe to say there is no region, per se, were you have over 30% market share?
John -- I think it is safe to say that our Board of Directors wouldn't have let us go this far if we had much reason for concern.
Ed Kressler - (Angela Gordon) -- Just in the cash-in- transit segment, in the US, can you discuss your market shares there? I guess Securitas has operations through the purchase of Pinkerton.

John -- In the  cash-in-transit business, Securitas has CIT businesses in Europe.   They do not have any CIT businesses in the US.  So what they will pick up here is the 49% interest in Loomis Fargo that we currently have.   But that will be the only cash-in-transit business that they would have here in this country.

Ed Kressler - great, thanks very much.
David Kerdell, CIBC -- Congratulations again John.
John -- Well, David, you barely gave me time to work on the transaction -- you were asking so many questions this past week. So.

David Kerdell -- I'm not that bad   -- here are some different questions.   To the extent that you can, can you provide us with a little bit of history about how you guys got together.  Obviously, the company was in play about a year ago, or so we thought.  Maybe could you speak a little bit about the history.

John -- the history will be fully detailed in the tender offer agreement, which we hope to file early next week, and I think until that point in time, David, it is best for me not to give any details of the discussions that we've had.  But, as you know, with these agreements, when the tender is filed there will be a calendar with dates and descriptions of the meetings and conversations that we had.   My general counsel is here with me and suggests that we just wait until that point in time to let that be discovered.

David Kerdell -- all my other questions have been asked -- again congrats.
John -- Thank you David.
Moderator --We do have a follow-up question from Brett Patleski. Please go ahead.
Brent Patleski -- Do you foresee any issues from the unions and when is the collective bargaining agreement due? When do they renew their contract, and do you see any issues from the union?

John -- I see no labor issues here.   There are no national contracts with either of our companies.  The security industry labor unions are organized slightly different, because of   federal regulations than in other industries.   We have about 33 different union contracts, all local contracts that are usually site or city specific.

Robert McCrie - (Security Letter) - Hi John, congratulations on this development.  I'd like to ask if you can break out what the acquisition price is.   How much for the outstanding shares, how much for unexercised options, and how much for debt?

John -- As you look at the press releases that we have, we indicated that the transaction had a total value of $650 million.   And that is what we typically call, what you're used to calling enterprise value for the company.   In terms of the equity component, it's between $450-460, and the debt obviously is the difference between 650 and that other number.  The company currently has about 19.9 million shares outstanding.  You can multiply that number by $21.50 per share, subtract it from 450 and that gives you kind of the balance what comes in the way of options.

Robert McCrie - OK thanks.
John -- OK

Lionel Jasonthal (Capital) -- Yes, one question I have, I got on the call late and I apologize if it's been answered previously.   In the acquisition of Pinkerton, there was a CFIUS filing that was made and I was just wondering whether the process and procedure will be followed here.

John -- what kind of a filing?
Lionel - CFIUS, which is a committee on foreign investment in the US.

John -- Shortly before we announced the transaction we notified the  various government agencies for whom we do work, that's a requirement by law that we have.   Similar to Pinkerton's and other security companies,  we have certain levels of security that even I'm not allowed access to as CEO of the company, when we do work for various government agencies.  So we've always followed those rules at this point, and really won't be any different than what Securitas and Pinkerton went through a year ago.

Lionel -- So that the CFIUS filing will be filed.
Bob Lackey -- it may or may not depending on what the government agency requires.
Lionel - Ok, thank you very much.
Andrew -- Yes, Mr. Edwardson, sorry I joined the call late, I don't know if this has been asked or answered already. Exon-Florio, do you need to file or will you file?
Bob Lackey -- we are in process in talking with the government agency whether that will be required or not. We are addressing the situation.
Andrew -- I see, the second thing is, the deal protection here is a put option?

John -- there are two types of protection for Securitas here.  One is a break-up fee payment and a reimbursement of expenses.  In addition, as is typical in transactions like this, they have an option to purchase up to 19.9% of Burns common stock under certain circumstances, which gives them a little additional protection.  There will be great detail on this in the tender offer agreement and will be fully disclosed at that time.

Andrew - And that put option is at $21.50.
John -- yes.
Mike - (Westchester Capital Management) - most of my questions were answered. But, can you just tell me is due diligence complete?
John -- yes it is.
Mike - thank you.
Moderator -- we have a follow-up question from Ed Kressler.

Ed Kressler  -- yes, in regards to regulatory filings or approvals -- you did mention that Hart Scott Rodino is the only one, and that we were talking about the potential of Exon- Florio.  My understanding is that you do guarding for nuclear power plants as well.  Is there any sort of nuclear regulatory commission or any sort of other government approval or notification that you will make in terms of licensing or anything similar?

John -- not for the nuclear power plants -- no.
Ed Kressler - anything in terms of licensing, or anything else that the government will need to approve?
John -- no, because Pinkerton is also in the business and currently is doing guard work at nuclear power plants in the US.
Ed Kressler - so they're already qualified?
John -- yes.
Ed Kressler - very great, thanks.
Moderator -- once again, if we do have any questions, please press "1" at this time.
We have a follow up question from Lionel Brett.
Lionel Brett - What percentage of your business is from government contracts?
John -- it is very, very small. Certainly under 5% and even lower.
Moderator, once again if there are any further questions, please press "1" at this time.

John - well we've been at it about 30 minutes and I think we'll probably conclude the phone call.  I want to thank you for taking the time the call.   For those of you who have been shareholders of the company -- thank you for your support.  For those of you who are new shareholders today, it sounds like there are a few of who are calling in, and we'll do our best to keep you informed as we move through the government approval process and complete the tender offer.

Thank you for your time today. Bye

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